[redacted]

BB 3/8

13011151

EDSTATES
XCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUOIN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 MARKET STREET, SUITE 1808
(No. and Street)

PHILADELPHIA (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MALEO N. DAVIS 215-564-1222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOLA & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

85 N. LANSDOWNE AV, SUTE 6, LANSDOWNE. PA 19050
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/13

OATH OR AFFIRMATION

I, MACEO N. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUOIN CAPITAL, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
BRIAN SHOTWELL
Notary Public
PHILADELPHIA CTY, PHILADELPHIA CNTY
My Commission Expires Aug 24, 2016

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ Independent Auditors Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUOIN CAPITAL, LLC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2012 AND
ACCOUNTANTS' REPORT THEREON PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOLA & ASSOCIATES, P.C.

QUIN CAPITAL, LLC.
Table of Contents
For the Year Ended December 31, 2012

	PAGE
Facing Page to Form X-17A-5	
Affirmation of Officer	
Independent Auditor's Report	1 - 2
Independent Auditor's Report on Internal Control	3 - 4
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Members' Equity	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Statement of Cash Flows	9
Notes to the Financial Statements	10 - 12
Supplementary Information	
Schedules I, II, III, IV	13 - 16

85 N. Lansdowne Ave., Suite 6 ◦ Lansdowne, PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Quoin Capital, LLC

Report on the Financial Statements
We have audited the accompanying statement of financial position of the Quoin Capital, LLC as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements
Management is responsible for the preparation and the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from financial misstatements, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express opinion on these financial statements based on our audit. We conduct our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Fola & Associates, P.C.

FOLA & ASSOCIATES, P.C.
February 28, 2013

85 N. Lansdowne Ave., Suite 6 ∘ Lansdowne, PA 19050
Telephone: 267.918.5081 Fax: 888.340.2383
www.folacpa.com

IDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g) (1)

The Board of Directors
Quoin Capital, LLC.

In planning and performing our audit of the financial statements of Quoin Capital, LLC, as of and for the year ended December 31, 2012, in accordance with auditing standards and generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency of internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is included solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fola & Associates, P.C.

FOLA & ASSOCIATES, P.C.
February 28, 2013

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Current assets	
Cash and cash equivalents	$ 340,124
Prepaid Expenses	8,645
Accounts Receivable	5,698
Other Current Assets	279
Total current assets	354,746
Furniture and equipment	
Furniture and equipment, at cost, Less Accumulated depreciation, of $16,348	-
Net furniture and equipment	-
Total assets	$ 354,746
Liabilities	
Current liabilities	
Line of credit	$ 49,340
Due to Member	25,000
Accounts payable	13,460
Total current liabilities	87,800
Long term liabilities	
Subordinated Loan	263,790
Total long term liabilities	263,790
Members' equity (deficit)	3,156
Total liabilities and members' equity (deficit)	$ 354,746

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Income
For the Year ended December 31, 2012

Revenue	
Commissions	$ 325,817
Trading income	77,743
Underwriting	64,088
Other income	4,361
Interest and dividends	693
Total Income	472,702
Expenses	
Commission expense	223,533
Clearing charges	48,927
Trading execution charges	41,979
Officer compensation	29,500
Occupancy expense	15,699
Regulatory and licensing	15,068
Professional fees	14,550
Travel and entertainment	9,895
Transportation	7,668
Other operating expenses	7,614
Interest expense	7,362
Marketing	5,851
Communication expense	5,681
Membership dues and subscriptions	4,172
Consulting fees	2,133
Bank service charges	1,847
Depreciation	1,307
Insurance	1,245
Office supplies	1,175
Total Expenses	445,206
Net Income (Loss)	$ 27,496

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year ended December 31, 2012

Members units

Units outstanding, January1, 2012	1,304
Units outstanding, December 31, 2012	1,304
Balance, at cost, Beginning and End of Year	$ 353,886

Retained earnings (deficit)

Balance, January 1, 2012	$ (379,780)
Net income (loss)	27,496
Member capital contributed (distributed)	1,554
Balance, December 31, 2012	(350,730)
Total members' equity	$ 3,156

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Changes in Liabilities Surbordinated to Claims of General Creditors
For the Year ended December 31, 2012

Subordinated borrowings at January 1, 2012	$ 509,892
Changes in Surbordinated borrowings	
Maturity of subordinated note	(250,000)
Accrued interest on subordinated borrowings	3,898
	(246,102)
Subordinated borrowings at December 31, 2012	$ 263,790

-See notes to financial statements-

QUOIN CAPITAL, LLC
Statement of Cash Flows
For the Year ended December 31, 2012

Cash flows from operating activities	
Net Income	$ 27,496
Adjustment to reconcile change in net assets to net cash provided by operating activities:	
Depreciation	1,307
Changes in assets and liabilities:	
Decrease in accounts receivable	7,082
Increase in prepaid expenses	(4,595)
Increase in other current assets	(279)
Increase in accounts payable	5,125
Decrease in accounts payable	0
Net cash provided by operating activities	36,136
Cash flows from investing activities	-
Cash flows from financing activities	
Loan repayment	(250,000)
Net decrease in line of credit	(16)
Increase in member contribution	1,554
Increase in prior subordinated loan	3,898
Net cash used in financing activities	(244,564)
Net increase in cash	(208,428)
Cash:	
Cash and cash equivalents - January 1, 2012	548,552
Cash and cash equivalents - December 31, 2012	$ 340,124

Supplemental disclosure of Cash Flow Information

Interest paid	$ 1,371

-See notes to financial statements-

1. NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2012.

C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

D. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash.

E. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company dies not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

3. FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2012 consists of the following:

Furniture	$	11,406
Computer and office equipment		4,942
Total		16,348
Accumulated depreciation		(16,348)
Net Furniture and Equipment	$	-

Depreciation expense for the year ended December 31, 2012 was $1,307.

4. OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for office space, which expires May 31, 2013. As of December 31, 2012, the remaining future minimum lease payments are as follows:

Year	Amount
2013	$5,780

Rent expense incurred for the year ended December 31, 2012 was $15,699.

5. SUBORDINATED NOTES

The borrowing under subordination agreement at December 31, 2012, is listed as follows:

Subordinated notes, 1½%, due May 31, 2014, with accrued interest	$263,790
Total	$263,790

The subordinated borrowing is with related parties and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. LINE OF CREDIT

The Company has a $50,000 line of credit with Wells Fargo Bank, formerly Wachovia Bank, N.A. Interest is payable monthly at the prime rate, At December 31, 2012, the line of credit outstanding was $49,340. The loan is secured by real estate owned by the managing member of the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 6 2/3%) of aggregate indebtedness, whichever is greater. At December 31, 2012, the Company had a net capital of approximately $213,534 which was $206,636 in excess of the $6,898 required to be maintained at that date. The Company's net capital ratio was .49:1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

8. SUBSEQUENT EVENT

Management has evaluated events through February 28, 2013, the day on which the financial statements were available to be issued.

9. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the of the company's management, the amount of such losses that might result from these claims , if any, would not materially affect the company's financial position.

10. RELATED PARTY TRANSACTIONS

The President of the Company loans money to the corporation on a short term basis, as needed, with no interest charged, to be repaid when funds are available. The balance owed to the President at December 31, 2012 was $25,000. See Note 5 for related party subordinated loan.

11. CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

SUPPLEMENTARY INFORMATION

QUOIN CAPITAL, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year ended December 31, 2012

Net Capital	
Total stockholder's equity qualified for net capital	$ 3,156
Add	
A. Subordinated borrowings allowable in computation of net capital	225,000
Total capital and allowable subordinated liabilities	228,156
Deductions and/or charges	
A. Non-allowable assets	
Receivable from shareholder	2,538
Draws against commission	3,160
Other assets	279
Prepaid license fees	8,645
Total deductions/and or charges	14,622
Net capital before haircuts on securities positions	213,534
Hair cuts on securities	
A. Trading securities	-
B. Mutual fund money market	-
Total haircuts on securities	-
Net Capital	$ 213,534
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued and other liabilities	103,466
Computation of basic net capital requirement	
Minimum net capital required	6,898
Ratio: Aggregate indebtedness to net capital	.49 to 1
Reconciliation with company's computation	
Net capital, as reported in company's Part II (unaudited) Focus report	210,865
Net audit adjustments	2,669
Net capital per above	213,534

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-1
of the Securities and Exchange Commission
For Year Ended December 31, 2012

The Company is exempt under Rule 15c3-3(k) (2)(ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15C3-3.

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
For Year Ended December 31, 2012

1	Customer's fully paid securities and excess margin securities not in the respondents position or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15c3-3:	$ -
	A Number of items	$ -
2	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report day, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ -
	A Number of items	$ -

-See notes to financial statements-

QUOIN CAPITAL, LLC
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts.
For Year Ended December 31, 2012

Not applicable.

-See notes to financial statements-